Exhibit 20.3

CAPITAL ONE MASTER TRUST (COMT)

Performance Summary - August 2008

Capital One Master Trust (COMT)

Series		COMT 2002-1
Size		$1,000 MM
Expected Maturity (Class A)		1/15/2009

Gross Monthly Payment Rate		17.87%
Delinquency Rate:	30 - 59 Days	1.23%
	60 - 89 Days	0.95%
	90 + Days	2.27%

Excess Spread Analysis

Series		COMT 2002-1
Portfolio Yield		18.96%
Weighted Average Coupon		2.75%
Servicing Fee Percentage		2.00%
Net Loss Rate		5.33%

Excess Spread Percentage
	Aug-08	8.88%
	Jul-08	9.20%
	Jun-08	8.78%
3-Month Average Excess Spread		8.95%

Capital One Master Trust (COMT)

Note: Servicing Fee Percentage includes 0.75% paid as Servicer Interchange to Capital One Bank (USA), National Association as the Servicer of the Capital One Master Trust.